Exhibit 99.1

Bit Digital Appoints Brock Pierce to its Board of Directors

NEW YORK, September 28, 2021 /PRNewswire/ -- Bit Digital, Inc. (Nasdaq: BTBT) ("Bit Digital" or the "Company"), a bitcoin mining company with one of the largest currently owned fleets among US-listed miners, today announced the appointment of Brock Pierce, Chairman of the Bitcoin Foundation, to its board of directors, effective October 31, 2021.

"Brock joining our board is a major step in completing our transition to North America. Consistent with migrating our mining operations and management team, we now welcome our first US-based director. Brock is a proven leader and innovator, with a well-known track record in the Bitcoin ecosystem. We are confident his strategic vision and relationships will help us execute our growth strategy.”

"Brock is a towering figure in the Bitcoin community, and has added enormous value since serving as our Advisor. We value his leadership as we move forward with our growth plans in North America," said Sam Tabar, Chief Strategy Officer.

Brock Pierce stated, "Bit Digital is a leader of the publicly-listed mining sector, both in terms of its current fleet size, and in its commitment to becoming carbon-neutral. I look forward to serving its board, and contributing my experience to this innovative company.”

About Brock Pierce

Brock Pierce is an entrepreneur, artist, venture capitalist, and philanthropist with an extensive track record of founding, advising and investing in disruptive businesses. He's credited with pioneering the market for digital assets and has raised more than $5B for companies he has founded. Pierce is Chairman of the Bitcoin Foundation and the co-founder of EOS Alliance, Block.one, Blockchain Capital, Tether, and Mastercoin (first ICO). Piece has been involved in Bitcoin mining since its genesis days, acquiring a significant portion of the first batch of Avalons, and ran KNC's China operation, one of the world's first large scale mining operations. He was a seed investor in BitFury through Blockchain Capital. He also established the largest Bitcoin mining operation in Washington State in the industry's early days. Pierce has lectured at some of the nation's most prestigious institutions, including the Milken Institute Global Conference, International World Congress, and has been featured by the New York Times, Wall Street Journal and Fortune. Pierce was on the first-ever Forbes List for the "Richest People in Cryptocurrency'' and was an Independent Party candidate for President of the United States in 2020.

About Bit Digital, Inc.

Bit Digital, Inc. is a Bitcoin mining company headquartered in New York with one of the highest currently owned hash rates (or computing power) among US listed Bitcoin miners. Its mining operations are in the United States and Canada. For additional information, please contact Samir Tabar at sam@bit-digital.com or visit www.bit-digital.com.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under "Risk Factors" in Item 3.D of our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2020. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network-wide mining difficulty rate or Bitcoin hash rate may also materially affect the future performance of Bit Digital's production of bitcoin. Additionally, all discussions of financial metrics assume mining difficulty rates as of July 2021. See "Safe Harbor Statement" below.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects," or similar expressions, involving known and unknown risks and uncertainties. Although the company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the company's periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the company does not assume a duty to update these forward-looking statements.

SOURCE Bit Digital, Inc.